Exhibit 99.4
REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON
RECONCILIATION OF CANADIAN GAAP TO UNITED STATES GAAP
To the Board of Directors and Shareholders of BCE Inc.
We have audited the consolidated financial statements of BCE Inc. and subsidiaries (the “Company”) as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, and have issued our reports thereon dated March 7, 2007; such consolidated financial statements and reports are included in the 2006 Annual Report to Shareholders listed in Exhibit 99.1 on Form 40-F. Our audits also included the reconciliation from Canadian GAAP to United States GAAP of the Company listed in Exhibit 99.3 on Form 40-F. This reconciliation from Canadian GAAP to United States GAAP is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such reconciliation from Canadian GAAP to United States GAAP, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.
As disclosed in notes (b) and (l) to the reconciliation from Canadian GAAP to United States GAAP, the Company changed its methods of accounting for post-employment benefits and for quantifying errors.

(signed) Deloitte & Touche LLP
Deloitte & Touche LLP
Independent Registered Chartered Accountants

Montreal, Canada
March 7, 2007